Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: September 21, 2018

The following is the transcript of a video produced by Unilever N.V. and Unilever PLC on September 21, 2018:

Ali Dunlop (AD): I’m joined now by Unilever’s chief financial officer Graeme Pitkethly.

You’ve made a proposal to simplify Unilever structure and move to a single Holding Company what’s in it for shareholders.

Graeme Pitkethly (GP): The proposals that the Board are making are all about trading value and giving us a platform for the future success and growth of the company going forwards. They deliver three particular areas:

•                  first of all they increase the strategic optionality that the company has to do things like share based transactions, share based acquisition, demergers, etcetera; so it increases the strategic flexibility of Unilever to make portfolio change

•                  secondly we go from having two sets of shareholders the one single set of shareholders with one share one vote and really true shareholder democracy for the first time, so it’s very much improves the governance of Unilever for everybody who is a shareholder in the company

•                  and finally makes as a simple business and simpler is always better. Simpler is faster. Simpler allows you to react and be more agile and grow better in what is a very fast changing world single

(AD) But that single Holding Company is going to be in the Netherlands. Why are you leaving the UK?

(GP) Well the simple answer is we’re not leaving UK. In making its proposals the Board wanted to recognise the fact that we are fundamentally an Anglo Dutch company and we will remain and Anglo Dutch company. So for example we will continue to run our beauty and personal care business from the UK and our home care business from the UK. That is about two-thirds of Unilever today and the fastest growing part of Unilever today. Nothing will change there. Nothing will change in terms of employment in the UK and we’ll continue to invest the billion pounds or so today that we do as a consequence of having a presence in London. None of that will change. So our commitment to the UK and to being an Anglo Dutch company is absolutely unchanged.

(AD) But you are going to be leaving the FTSE 100 though

(GP) Well that’s true. It would not be have been our choice and it wasn’t our decision to make. It’s easy to miss understand this point, though, so I think it’s important to understand that Unilever will continue to have a full listing in London. If you buy and sell Unilever in London today you’ll be able to buy and sell Unilever shares going forward, in London, on the London Stock Exchange, through a full listing in British Pounds. What happens, though, is that for some institutional investors, with particular investment mandates, they may have to reorganize their portfolios in order to continue to hold Unilever going forward if we’re not in the FTSE. And importantly for private investors who by definition don’t operate according to particular investment mandate everybody can continue to buy and sell Unilever in London in pounds exactly is today.

(AD) So, as a shareholder I can continue to trade Unilever on the London Stock Exchange - but what about the dividend?

(GP) So you’re right yes, you continue to buy and sell shares in pounds on the London Stock Exchange. And for the dividend, the dividend will also be paid in pounds going forwards as it is today, so no change there. Our objective of course is to continue to pay an attractive and growing dividend and that’s very much what the changes are around. Positioning Unilever for success in the future so that we can grow and so that we can continue to deliver an attractive dividend to our shareholders.

(AD) So what about the what we’ve been hearing about this Dutch dividend withholding tax - what’s the issue there?

(GP) Well, the Dutch government have made a proposal to abolish dividend withholding tax and the mechanics behind that are currently being pursued through the Dutch parliamentary process. In the very unlikely situation at that doesn’t pass, and I should stress: very unlikely situation that that doesn’t go through, we have a fallback solution for Unilever shareholders. And that is that we will offer a substitution payment. Technically in Holland it’ll be classified as a payment from capital but in the UK will be seen as a dividend in the normal course and it will look and feel exactly like the dividend that you received today on your PLC shares. Again, as I said, it will be quoted in pounds; the dividend will be paid in pounds and there will be no dividend withholding tax on that payments. So everything going forward as we are today.

(AD) So what is your final word for shareholders?

(GP) I think the message is that this is about creating value for Unilever and giving us the best platform for the future success of the company, and growth of the company going forward. There are three big areas of benefit:

•                  one is: we have more strategic flexibility and capability in the company for portfolio change. In many ways we’re able to do things that companies that have a single oven company are able to do today, and we sort of level the playing field with that. But that’s a big step forward for Unilever.

•                  The second thing is that our governance will be better. We already have a good governance but our governance will be truly world class with a single group of shareholders, everybody treated equally, one share one vote for the very first time. So a big step forward in governance

•                  And finally we’ll be simpler, and if we’re simpler we can be more agile, we can be faster, and we can grow and we can create more value. So that really is what the the proposals are about.

(AD) Graeme Pitkethly, thank you

(GP) Thank you.

Safe Harbour

Where relevant, these actions are subject to the appropriate consultations and approvals.

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group” or “Unilever”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever’s business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the prospectus published today by New Unilever NV and the Group’s filings with the London Stock Exchange, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

Important Information

This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended.  This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

Any purchase of securities of New Unilever NV should only be made on the basis of information contained in the prospectus issued in connection with the proposed admission of New Unilever NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus contains detailed information about Unilever and its management, as well as financial statements and other financial data. It may be unlawful to distribute the EU Prospectus in certain jurisdictions.

In connection with the reorganisation of Unilever PLC and Unilever NV and their respective group companies (“Simplification”) under a new holding company, New Unilever NV, New Unilever NV has also filed a prospectus with the Securities Exchange Commission in the United States (the “US Prospectus”) with respect to the legal merger of one of its subsidiaries with Unilever NV (the “Dutch Merger”) and Simplification. The US Prospectus is incorporated in the EU Prospectus by reference. The US Prospectus will be delivered to shareholders of Unilever NV with a registered address in the United States and holders of Unilever NV New York registry shares.

New Unilever NV also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “UK Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC has sent or otherwise disseminated a scheme circular (the “Scheme Document”) and other relevant documents with respect to the UK Scheme and Simplification to security holders of Unilever PLC.

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER NV ARE URGED TO READ THE EU PROSPECTUS AND THE US PROSPECTUS REGARDING THE DUTCH MERGER AND SIMPLIFICATION AND OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE INTO THE EU PROSPECTUS OR THE US PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE DUTCH MERGER AND SIMPLIFICATION.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME DOCUMENT, THE EU PROSPECTUS AND OTHER RELEVANT DOCUMENTS REGARDING THE UK SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN THEIR ENTIRETY, INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE INTO THE EU PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE UK SCHEME AND SIMPLIFICATION.

Shareholders and security holders can obtain free copies of the US Prospectus, as well as other filings containing information about New Unilever NV, Unilever PLC and Unilever NV, without charge, at the SEC’s website at www.sec.gov. Shareholders and security holders may obtain the EU Prospectus, the US Prospectus and the Scheme Document, without charge, from Unilever’s website at www.unilever.com/simplification. Shareholders and security holders may also obtain the EU Prospectus, US Prospectus and Scheme Document, without charge, at the offices of Unilever NV (Weena 455, Rotterdam) or may obtain the Scheme Document or EU Prospectus by contacting Computershare on the Shareholder Helpline on 0370 600 3977 if calling from the UK or +44 370 600 3977 if calling from outside the UK. The helpline is open between 8.30 a.m. and 5.30 p.m., Monday to Friday (excluding public holidays in England and Wales).